VF 3-4-02



02005901

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549



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SEC FILE NUMBER
8- 41241

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
USAA Investment Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Holmes (210) 498-7517
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

112 East Pecan, Suite 2400 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-19-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Texas
County of Bexar
Subscribed and sworn to before me, this 15th day of February, 2002.

Notary Public

Susan A. Anz
My commission expires on August 18, 2004.



SUSAN A. ANZ
Notary Public
State of Texas
My Comm. Exp. 08-18-2004

Signature
Senior Vice President,
Senior Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


USAA®

USAA INVESTMENT MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

KPMG LLP



112 East Pecan, Suite 2400
San Antonio, TX 78205-1585

INDEPENDENT AUDITORS' REPORT

The Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USAA Investment Management Company as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 15, 2002



USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 42,194,936
Cash and securities segregated under federal regulations	99,002,341
Deposits with clearing organizations and others	2,416,026
Receivable from brokers or dealers:	
Securities failed to deliver	128,059
Securities borrowed	1,542,100
Receivable from clearing organizations	3,356
Receivable from customers	136,831,533
Securities owned, at market value	7,226,469
Due from affiliates (includes amounts due from USAA Mutual Funds of $11,474,316)	14,431,600
Dividends and interest receivable	152,688
Equipment and software, at cost, net of accumulated depreciation	2,776,773
Current income taxes receivable	1,334,000
Deferred income taxes receivable	869,000
Other assets	1,671,716
	$ 310,580,597

Liabilities and Stockholder's Equity	
Payable to brokers or dealers:	
Securities failed to receive	129,321
Securities loaned	11,931,400
Payable to clearing organizations	2,109,932
Payable to customers	213,322,736
Securities sold, not yet purchased, at market value	8,411
Due to affiliates (includes amounts due to USAA Mutual Funds of $5,460,485)	14,376,022
Accrued expenses and other liabilities	36,878,159
Total liabilities	278,755,981
Commitments	
Stockholder's equity:	
Preferred stock, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding	5,000,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	28,916,896
Accumulated deficit	(2,092,281)
Total stockholder's equity	31,824,616
	$ 310,580,597

See accompanying notes to financial statement.

(1) Summary of significant accounting policies

(a) Organization

USAA Investment Management Company (IMCO) is an indirect, wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

IMCO is a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker/dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a member of the Chicago Stock Exchange. As an investment adviser, IMCO provides advisory services to the USAA Mutual Funds, the USAA Life funds sold through variable insurance products of USAA Life Insurance Company, USAA and certain of its affiliates, and to certain institutions and high net worth individuals. As a broker/dealer, IMCO offers discount brokerage services, and serves as the underwriter and distributor of the USAA Mutual Funds and the USAA Life funds.

(b) Accounting Standards adopted

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", and rescinds SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". This statement, which is required to be applied prospectively with certain exceptions, is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Additionally, this statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this statement did not have an effect on IMCO's financial statements.

(c) Cash and cash equivalents

Money market mutual funds and highly liquid marketable securities that have a maturity at purchase of three months or less are considered cash equivalents.

(d) Securities transactions

Securities owned and securities sold, not yet purchased, are carried at market value. Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that disclosed in the statement of financial condition.

(Continued)

(e) Securities purchased under agreements to resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at the amount at which the securities will be subsequently resold, including accrued interest, as specified in the respective agreements. It is IMCO's policy to take possession of securities purchased under agreements to resell. For collateral received in overnight or term agreements to resell, the collateral provider has the explicit contractual right of substitution or termination. IMCO monitors the market value of securities daily, and additional collateral is obtained as necessary to protect against credit exposure. Securities purchased under agreements to resell of $98,981,000 are included in cash and securities segregated under federal regulations.

(f) Receivable from/payable to brokers or dealers

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received subsequent to settlement date.

Securities borrowed and securities loaned are recorded at the amount of collateral advanced or received. Securities borrowed transactions require IMCO to deposit cash or other collateral with the lender. With respect to securities loaned, IMCO receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. IMCO monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) Receivable from/payable to customers

Receivable from customers includes amounts due on cash and margin transactions. Payable to customers is the result of transactions or deposits. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

(h) Equipment and software

Depreciation of EDP equipment is provided on a straight line basis over an estimated useful life of three years. Vehicles are depreciated on a straight line basis over an estimated useful life of four years. Purchased software and internally developed software are capitalized and amortized on a straight line basis over an estimated useful life of three years. Equipment and software accumulated depreciation and amortization was $2,338,146 at December 31, 2001.

(i) Income taxes

IMCO is included in the consolidated Federal income tax return filed by USAA. Taxes are allocated to the separate companies of USAA based on a tax allocation agreement whereby companies receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of amounts computed at a 35% rate on regular taxable income or amounts computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the companies based on the use of separate company losses within the group.

(Continued)

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

IMCO files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(j) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Cash and securities segregated under federal regulations

At December 31, 2001, cash and securities totaling $99,002,341 were segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

(3) Transactions with affiliates

(a) Cash and cash equivalents

Cash includes accounts at USAA Federal Savings Bank (FSB) of $10,000 and cash equivalents include an investment in the USAA Money Market Fund of $2,205 at December 31, 2001.

(b) Due from/to affiliates

IMCO acts as investment adviser to the USAA Mutual Funds and the USAA Life funds. IMCO also provides certain services on behalf of its affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), USAA, and certain of its subsidiaries. Additionally, SAS provides certain services on behalf of IMCO. Net amounts owed to IMCO for these services are included in due from affiliates.

IMCO has contracted certain services from USAA, such as rental of office space, utilities, mail processing, data processing, printing, and employee benefits. Accordingly, IMCO pays for these various services and amounts owed are included in due to affiliates.

(c) Note payable to affiliate

Under the terms of an intercompany funding agreement, IMCO may borrow up to $150,000,000 from CAPCO through March 31, 2002. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding at December 31, 2001.

(Continued)

(d) Employee benefit plans

Pension plan

Substantially all employees of IMCO are covered under a defined benefit pension plan administered by USAA which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. At December 31, 2001 a prepaid asset of $43,353 has been recorded which represents the excess of allocated funding requirements to IMCO over its allocated net periodic pension cost.

Post-retirement benefit plan

Substantially all employees of IMCO may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for USAA. At December 31, 2001 a liability of $4,757,289 has been recorded which represents the excess of IMCO's allocated net periodic post-retirement benefit cost over IMCO's allocated funding requirements.

Contributory retirement plan

Substantially all employees of IMCO are eligible to participate in a contributory retirement plan. IMCO matches participant contributions dollar for dollar to a maximum of 6% of a participant's compensation. IMCO's contributions vest on a graduated basis up to 100% after five years of credited service.

(4) Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market value as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government agency obligations	$7,087,500	$ -
Equities, shares of regulated investment companies and other securities	138,969	8,411
	$7,226,469	$8,411

(5) Fair value of financial instruments

IMCO's financial instruments are carried at fair value or contracted amounts which approximate fair value. For all cash and cash equivalents, fair value approximates the carrying amount because of the short maturity of these instruments. IMCO's securities owned are presented in the accompanying statement of financial condition at fair value. Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Receivable from/payable to brokers or dealers and securities purchased under agreements to resell are presented in the accompanying statement of financial condition at contract amount which approximates fair value. For all other financial assets and liabilities, carrying value approximates fair value.

(Continued)

(6) Financial instruments with off-balance-sheet risk and concentrations of credit risk

In the normal course of business, IMCO's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose IMCO to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

IMCO seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. IMCO monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

(7) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 are presented below:

Deferred tax assets:	
Employee benefits	$1,617,000
State taxes	46,000
Other	142,000
Total gross deferred tax assets	$1,805,000
Deferred tax liabilities:	
Depreciable assets and software	(936,000)
Net deferred tax asset	$ 869,000

Management believes that realization of the deferred tax assets is more likely than not based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(8) Capital transactions

In December 2001, IMCO issued 50,000 shares of adjustable noncumulative perpetual preferred stock, Series A, to CAPCO. The preferred stock is redeemable at the option of IMCO. IMCO paid a cash dividend of $5,000,000 in December 2001 to its direct parent, USAA Investment Corporation (ICORP). In March 2001, IMCO made a dividend to ICORP of $32,794 consisting of certain information technology assets. The dividend was recorded at the net book value of the equipment.

(Continued)

(9) Net capital

IMCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. IMCO has elected to use the alternative method permitted by the rule, which requires that IMCO maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2001, net capital of $21,318,308 was 14% of aggregate debit items and exceeded the minimum net capital requirement by $18,328,486.

(10) Liabilities subordinated to claims of general creditors

IMCO had no liabilities subordinated to claims of general creditors during 2001.

(11) Lines of credit

At December 31, 2001, IMCO has an open uncommitted $5,000,000 line of credit with J. P. Morgan Chase. This line of credit is maintained for short-term liquidity purposes. There were no borrowings during 2001.

In addition, IMCO has an open uncommitted credit facility with J. P. Morgan Chase. There were no borrowings during 2001 under this credit facility. All borrowings must be secured by collateral.